As filed with the Securities and Exchange Commission on March 27, 2018

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIERRA INCOME CORPORATION
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
82632T 100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Seth Taube
Chief Executive Officer and Chairman
Sierra Income Corporation
280 Park Avenue, 6th Floor East
New York, NY 10017
(212) 759-0777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

 CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$6,856,239.87	$853.60

(a)
The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 895,070 shares of common stock of Sierra Income Corporation at a price equal to $7.66 per share as of the date of this filing, which is subject to change.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [Not Applicable]	Filing Party: [Not Applicable]
Form or Registration No.: [Not Applicable]	Date Filed: [Not Applicable]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Sierra Income Corporation (the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland, to purchase up to 895,070 shares of its issued and outstanding Common Stock, par value $0.001, at $7.66 per share, which represents the Company’s net asset value per share as of December 31, 2017.
The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2018, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 11.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.
Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated March 27, 2018

99(a)(1)(B)	Letter of Transmittal

99(a)(1)(C)	Notice of Withdrawal

99(a)(1)(D)	Letter to Stockholders, dated March 27, 2018
Item 13. Information Required by Schedule 13E-3.
[Not applicable]

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2018

SIERRA INCOME CORPORATION
By: /s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer and Chairman